Exhibit 10.25

Ashland Inc.

Peter J. Ganz                                    50 E. RiverCenter Blvd.
Senior Vice President, General Counsel                        Covington, KY 41012-0391
and Secretary                                    Tel: 859 815-3048, Fax: 859 815-5053
pganz@ashland.com

ashland.com

October 28, 2014

Susan B. Esler
3581 Raymar Boulevard
Cincinnati, Ohio 45208

Dear Susan:

This letter ("Letter Agreement") is intended to set forth the understanding between you and Ashland Inc. ("Ashland"), regarding your continued employment with, and future severance from, Ashland. With the pending departure of Jim O'Brien, Ashland's current CEO, in December of this year, Ashland considers the services you provide in your role as Chief Human Resources and Communications Officer to be essential to a successful transition for his successor. Because you have also expressed a desire to leave Ashland at the end of this year, Ashland would like to extend the following severance offer to you, in order to encourage your continued employment through this upcoming transition period.

The Company has targeted May 31, 2015 as the date on which your active employment will end (your "Release Date"), however you understand and agree that the Company may, at its discretion, accelerate your Release Date to an earlier date in 2015, or extend your Release Date as late as September 30, 2015. In the event you remain employed through your Release Date, then you will be offered a Separation Agreement and General Release (the "Separation Agreement") which will provide you with severance benefits equal to 18 months of base salary continuation, using your rate of base pay in effect on your Release Date. This 18 month period is referred to as your Payroll Continuation Period. Your severance payments will be made subject to the provisions of IRC §409A, as applicable. Currently, this would require that no severance payments are made during the first six months of your Payroll Continuation Period. Then on the first day of the seventh month of your Payroll Continuation period you would receive a lump sum payment equal to six months of base pay, less applicable withholdings, and also commence bi-weekly salary continuation payments, less applicable withholdings which would continue for 12 months.

In addition, and subject to the terms of any applicable plan or program documents, during your Payroll Continuation Period you will be treated as an employee on inactive status, however you will continue to earn age and service credit and be eligible to participate in many of Ashland's employee benefit plans and programs, including the medical and dental plans, on the same terms as active employees. You will be eligible to receive Incentive Compensation and Long Term Incentive Plan (LTIP) payments for applicable plan cycles prorated through your Release Date. Any restricted stock and stock appreciation rights granted to you by Ashland prior to your Release Date will continue to vest during your Payroll Continuation Period. However, those stock ownership requirements you were subject to as an executive of Ashland will end on

Susan B. Esler
October 28, 2014

your Release Date. All restricted stock and SARS that have vested on or before the last day of your Payroll Continuation Period will then be exercisable for the remaining term of the applicable grants. Any equity awards that have not vested by the last day of your Payroll Continuation Period will be forfeited. Your benefit under the SERF will be calculated using your compensation history through your Release Date and your age and service through the last day of your Payroll Continuation Period. You will also be eligible to receive financial planning assistance through the end of the year in which your Payroll Continuation Period ends, and for one additional year thereafter. However your eligibility to contribute to the Savings Plan will end on your Release Date.

At the end of your Payroll Continuation Period, your employment will terminate, and you will then be eligible to retire, should you so elect, effective the first day of the following month.

You understand and agree that the Separation Agreement offered to you will contain a general release of any and all claims you may have against Ashland, and a two-year non-competition agreement, that will be in addition to any other confidentiality, non-disclosure and non-competition agreements already in place between you and Ashland. You must sign the Separation Agreement and General Release, and it must take effect, before you will be entitled to the benefits arising under it.

You further understand and agree that if, following your Release Date, you refuse to sign the Separation Agreement within the time period provided therein, or you revoke your acceptance of general release within the 7-day revocation period, then the your employment will be deemed to have terminated on your Release Date, and you will be entitled only to those benefits ordinarily available to employees in payroll classifications similar to the one you are in at the time your employment terminates. Without limiting the generality of the preceding sentence, you understand you will not be eligible for the lump sum or salary continuation severance payments, prorated IC or LTIP payments, any further vesting of existing equity awards, or the continuation of benefits at regular employee rates discussed above.

You understand and agree that during the term of this Agreement you will continue to perform your regular job duties in your current role, and Ashland agrees that your base compensation will not be reduced, and you will continue to be eligible to participate in those compensation and benefit programs offered to regular, full-time employees within your salary band.

However you understand and agree that during the term of this Letter Agreement Ashland will be relieved of any further obligations under this Letter Agreement, and of any obligation to offer or complete the Separation Agreement should any of the following occur:

(1)	you elect to terminate your employment with Ashland prior to your Release Date;

(2)
Ashland terminates your employment for cause prior to your Release Date; For the purposes of this letter, termination for cause will arise if you: (a) substantially fail to perform your duties with Ashland, unless such failure is due to your incapacity as a result of physical or mental illness; or (b) you engage in willful misconduct or gross negligence in performing your duties.

Susan B. Esler
October 28, 2014

(3)
you are disabled prior to your Release Date, in which case payment of those severance benefits provided for hereunder will be determined in accordance with the provisions of the "Deferred Terminations" section of the Ashland Inc. Severance Pay Plan; or

(4)
in the event of your death prior to your Release Date. Provided, however, that Ashland will not be relieved of any obligations under its employee benefits plans, including the SERP, which arise due to your death.

You agree and understand that this Letter Agreement is not intended to be, and should not be construed as, a contract guaranteeing your continued employment for any definite term.

To evidence your acceptance of the foregoing, please sign and date each original of this Letter Agreement in the space provided for your signature, and return one original to me on or before November 12, 2014. Should you have any questions, please feel free to contact me.

Sincerely yours,

By:	/s/ Peter J. Ganz
Name:	Peter J. Ganz

Agreed to and accepted
this 30th day of October 2014.

By:	/s/ Susan B. Esler
Name:	Susan B. Esler

cc: James J. O'Brien